SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

FOR THE YEAR ENDED DECEMBER 31, 2012

SEC NO. 1-5998

A. Full title of the Plan:

MARSH & McLENNAN AGENCY 401(k) SAVINGS & INVESTMENT PLAN

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

MARSH & McLENNAN COMPANIES, INC.
1166 Avenue of the Americas
New York, NY 10036-2774

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Marsh & McLennan Companies Benefits Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MARSH & McLENNAN AGENCY 401(k) SAVINGS & INVESTMENT PLAN

Date: June 27, 2013	/s/ Alex P. Voitovich
Authorized Representative of the
Benefits Administration Committee

MARSH & McLENNAN AGENCY 401(k) SAVINGS & INVESTMENT PLAN

TABLE OF CONTENTS

Page

Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Benefits as of December 31, 2012 and 2011	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2012	3

Notes to Financial Statements as of December 31, 2012 and 2011, and for the Year Ended December 31, 2012	4-17

Supplemental Schedules:

Form 5500, Schedule H, Part IV, Line 4i
Schedule of Assets (Held at End of Year) as of December 31, 2012	18

Form 5500, Schedule H, Part IV, Line 4j
Schedule of Reportable Transactions as of December 31, 2012	19

Consent of Independent Registered Public Accounting Firm	Exhibit 23

Note: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Marsh & McLennan Companies, Inc.,
the Marsh & McLennan Companies Benefits Administration Committee
and the Participants in the Marsh & McLennan Agency 401(k) Savings & Investment Plan:

We have audited the accompanying statements of net assets available for benefits of Marsh & McLennan Agency 401(k) Savings & Investment Plan (the "Plan") as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets (held at end of year) as of December 31, 2012 and (2) reportable transactions for the year ended December 31, 2012, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2012 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP
Parsippany, New Jersey
June 27, 2013

MARSH & McLENNAN AGENCY 401(k) SAVINGS & INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31,

	2012	2011
ASSETS:

PARTICIPANT DIRECTED INVESTMENTS:

OTHER INVESTMENTS AT FAIR VALUE (NOTES 2 and 4)	$75,650,346	$45,152,142

INVESTMENT IN MASTER TRUST, AT FAIR VALUE (NOTE 3)	9,898,022	7,687,601

TOTAL INVESTMENTS	85,548,368	52,839,743

RECEIVABLES:

NOTES RECEIVABLE FROM PARTICIPANTS	3,045,694	2,129,883

CONTRIBUTIONS RECEIVABLE	235,805	494,702

INTEREST RECEIVABLE	10,676	9,432

TOTAL RECEIVABLES	3,292,175	2,634,017

NET ASSETS REFLECTING ALL INVESTMENTS AT FAIR VALUE	88,840,543	55,473,760

ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS INCLUDED IN THE MASTER TRUST	(148,690)	(167,690)

NET ASSETS AVAILABLE FOR BENEFITS	$88,691,853	$55,306,070

See notes to financial statements.

MARSH & McLENNAN AGENCY 401(k) SAVINGS & INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2012

INVESTMENT INCOME:
NET APPRECIATION IN FAIR VALUE OF INVESTMENTS	$6,170,300
DIVIDENDS AND INTEREST	1,132,429
PLAN INTEREST IN MASTER TRUST	391,203

NET INVESTMENT GAIN	7,693,932

INTEREST INCOME ON NOTES RECEIVABLE FROM PARTICIPANTS	106,744

CONTRIBUTIONS:
PARTICIPANT	10,774,800
EMPLOYER	3,279,049
ROLLOVERS	13,592,624

TOTAL CONTRIBUTIONS	27,646,473

BENEFITS PAID TO AND WITHDRAWALS BY PARTICIPANTS	(3,068,522)

INCREASE IN NET ASSETS BEFORE PLAN TRANSFERS	32,378,627

TRANSFERS IN FROM OTHER PLAN (NOTE 6)	1,225,682
TRANSFERS OUT TO OTHER PLAN (NOTE 6)	(218,526)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	55,306,070

End of year	$88,691,853

See notes to financial statements.

MARSH & McLENNAN AGENCY 401(k) SAVINGS & INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2012 AND 2011 AND
FOR THE YEAR ENDED DECEMBER 31, 2012

(1)	Description of the Plan

General

The Marsh & McLennan Agency 401(k) Savings & Investment Plan (the "Plan") is a defined contribution plan with 401(k) and 401(m) features, which allows eligible participants to contribute from their eligible compensation through payroll deductions on a before-tax, after-tax or Roth 401(k) basis. Under the Plan, employees who are paid on a U.S. payroll and are at least 18 years of age, as well as employees of any subsidiary or affiliate of Marsh & McLennan Agency LLC (the “Agency"), are eligible to contribute to the Plan. The Agency is a subsidiary of Marsh & McLennan Companies Inc. (the “Company” or “Marsh & McLennan Companies”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Employees can make rollover contributions to the Plan as soon as the employee is eligible to participate in the Plan. The Plan became effective on January 1, 2010.

The before-tax and/or Roth 401(k) contribution percentage limit is 75% of eligible compensation. The after-tax contribution percentage limit is 15% of eligible compensation. The aggregate limit on before-tax, after-tax and Roth 401(k) contributions is 75% of eligible compensation. Participants age 50 or older by the end of the calendar year are permitted to make additional “catch-up” contributions.

The trustee for the Plan is the Northern Trust Company (the “Trustee”). The Trustee is responsible for maintaining the assets of the Plan and performing all other acts deemed necessary or proper to fulfill its responsibility as set forth in the trust agreement pertaining to the Plan. Mercer Outsourcing (a subsidiary of the Company), is the Plan’s recordkeeper and is responsible for making distribution payments as directed by the Company.

The Marsh & McLennan Companies Benefits Administration Committee is the plan administrator responsible for the overall administration and operation of the Plan. Certain administrative functions are performed by employees of the Company or its subsidiaries. All such costs as well as administrative expenses are borne directly by the Company.

Contributions
The Company makes matching contributions, after completion of one year of service, of 50% on the first 6% of eligible compensation, earned commissions and regular draw that participants contribute to the Plan in any pay period.

Participant and company contributions are subject to certain limitations in accordance with Federal income tax regulations. When a participant reaches the Internal Revenue

Service (“IRS”) annual limit, the before-tax contributions are automatically made as after-tax contributions for the remainder of the calendar year unless the participant decides to discontinue contributions or the participant’s eligible compensation reaches the IRS compensation limit.

Participants are eligible to direct their company matching contributions and all of their employee contributions to any of the available investment options. If a participant does not choose an investment direction for his or her future company matching contributions or employee contributions, they are automatically invested in a default fund within the Plan. The BlackRock LifePath portfolios are the default funds within the Plan.

Participant Accounts
Individual accounts are maintained for each Plan participant. Each participant’s account is credited for the participant’s contribution and the Company’s matching contribution, charged for withdrawals, and adjusted to reflect the performance of the investment options in which the account is invested. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting and Forfeitures
Participants are vested immediately in their contributions plus actual earnings thereon. Participants vest in the Company’s matching contribution as follows: 0% if less than two years of service, 33-1/3% after two years of service, 66-2/3% after three years of service and 100% after four years of service.

At December 31, 2012 and 2011 forfeited non-vested accounts totaled $1,294 and $0, respectively. The balances in forfeited non-vested accounts have been and will be used to fund future contributions due from the Company and/or reduce Plan expenses. During the year ended December 31, 2012, employer contributions of $30,236 were funded from forfeited non-vested accounts.

Payment of Benefits
Participants with vested balances greater than $1,000 who leave the Company may elect to leave their money in the Plan until April 1st of the year following the calendar year in which they attain the age of 70-1/2, or if later, the April 1st of the calendar year following the calendar year in which they terminated employment. Payment of benefits on termination of service varies depending upon the vested amount in the participant’s account balance, the reason for termination (i.e. retirement, death, disability, termination of service for other reasons) and the payment options available (i.e. immediate lump sum payment, deferral of lump sum payment, installment payments, etc.) for a particular type of termination.

Notes Receivable from Participants
Plan participants may borrow from their accounts up to a maximum amount equal to the lesser of $50,000 or 50% of the vested value of his or her Plan account. Outstanding loans, which are secured by the participants’ interest in the Plan, are generally repaid through weekly and semi-monthly payroll deductions or may be paid in full without penalty. Loan repayments, which include principal and interest, are credited directly to the participant’s Plan account. Interest is charged on the outstanding balance at prime rate plus 1% based on the prime rate in effect at the time the loan is processed. Loan terms range from 1 to 5 years; however, terms may exceed 5 years for the purchase of a primary residence. As of December 31, 2012, participant loans have maturities through 2027 at interest rates ranging from 4.25% to 10.5%.

The preceding description of the Plan provides only general information. Participants should refer to the plan document and the Marsh & McLennan Companies Benefits Handbook via www.mmcpeoplelink.com for a more complete description of the Plan’s provisions.

(2)	Summary of Significant Accounting Policies

Basis of Accounting
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

New Accounting Pronouncements
The financial statements reflect the prospective adoption of recent FASB guidance regarding Fair Value Measurement and Disclosure requirements, as of the beginning of the year ended December 31, 2012 (see Note 4). The guidance requires the categorization by level for items that are only required to be disclosed at fair value and information about transfers between Level 1 and Level 2. It provides guidance on measuring the fair value of financial instruments managed within a portfolio and the application of premiums and discounts on fair value measurements. The guidance requires additional disclosure for Level 3 measurements regarding the sensitivity of fair value to changes in unobservable inputs and any interrelationships between those inputs. The effect of the adoption of the guidance had no impact on the Plan's statement of net assets available for benefits and statement of changes in net assets available for benefits.

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties
The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition
The Plan, along with the Marsh & McLennan Companies 401(k) Savings & Investment Plan and the Mercer HR Services Retirement Plan, participates in the Marsh & McLennan Companies, Inc. Master Retirement Savings Trust (the “Master Trust”). The Master Trust includes Marsh & McLennan Companies common stock, guaranteed investment contracts (“GICs”), security backed investment contracts (“synthetic GICs”) and short-term investments. The fair value of the GICs and synthetic GICs are discussed in Note 3.

Investment contracts held by a defined contribution plan are required to be reported at fair value; however, contract value is the relevant measurement attribute for that portion of the net assets available for benefits that is attributable to fully-responsive investment contracts. Contract value is the amount Plan participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statement of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive contract from fair value to contract value. The statement of changes in net assets available for benefits is prepared using the contract value basis.

The Plan also has other investments outside the Master Trust that are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The shares of mutual funds are reflected in the accompanying statements of net assets available for benefits at quoted market prices. Shares of common/collective trusts are valued at the net asset value ("NAV") of shares held by the Plan at year-end based upon the quoted market prices of the underlying investments.

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the plan document.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation in fair value of investments includes the Plan's gains and losses on investments bought and sold as well as held during the period.

Administrative Expenses
Administrative expenses of the Plan are paid by the Company as provided in the plan document. All investment management and transaction fees directly related to the Plan investments are paid by the Company. Management fees and operating expenses charged to the Plan for investments in mutual funds and common/collective trusts are deducted from income earned on a daily basis and are reflected as a reduction of investment return for such investments.

Payment of Benefits
Benefit payments to participants are recorded upon distribution. Amounts allocated to persons who have elected to withdraw from the Plan but had not yet been paid at December 31, 2012 were not material.

Excess Contributions Payable
The Plan is required to return contributions received during the Plan year in excess of the Internal Revenue Code ("IRC") limits.

(3)	Interest in Master Trust

The Master Trust holds investments consisting of Marsh & McLennan Companies common stock, GICs, synthetic GICs, and short-term investments. The Trustee holds the investment assets of the Master Trust as a commingled fund or commingled funds in which each separate plan is deemed to have a proportionate undivided interest in the investments in which they participate. The Plan’s investment in the Master Trust consists of units owned in the Marsh & McLennan Companies Stock Fund or the Invesco Fixed Income Fund. At December 31, 2012 and 2011, the Plan’s interest in the net assets of the Master Trust was approximately 1.0% and 0.7%, respectively.

The following table summarizes the net assets of the Master Trust as of December 31, 2012 and 2011:

	2012	2011
INVESTMENTS:
Marsh & McLennan Companies Stock Fund
Marsh & McLennan Companies common stock at fair value	$366,600,411	$360,555,366
Short-term investment fund at fair value	7,922,350	7,098,101
Accrued interest receivable	713	-
	374,523,474	367,653,467

Stable Value Fund
Guaranteed investment contracts at fair value	170,258,453	218,199,652
Security backed investment contracts at fair value	441,331,622	325,404,559
Short-term investment fund at fair value	26,200,249	117,205,849
Accrued interest receivable	184,308	1,413,228
Payable for purchase of securities	—	(1,501,048)
Liability for expenses incurred	(234,240)	(119,182)
	637,740,392	660,603,058

NET ASSETS OF THE MASTER TRUST AT FAIR VALUE	1,012,263,866	1,028,256,525

ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE	(13,859,479)	(18,848,575)

NET ASSETS OF THE MASTER TRUST	$998,404,387	$1,009,407,950

The ownership interests in the Master Trust as of December 31, 2012 and 2011 are as follows:

Marsh & McLennan Agency 401(k) Savings & Investment Plan	2012	2011
Investment in Marsh & McLennan Companies Stock Fund	$3,056,107	$1,810,034
Investment in Fixed Income Fund	6,693,225	5,709,877
Investment in Master Trust	$9,749,332	$7,519,911

Plan’s Percentage Interest in Master Trust net assets	1.0%	0.7%

Other Plans' Interest in Master Trust	$988,655,055	$1,001,888,039

Other Plans' Percentage Interest in Master Trust net assets	99.0%	99.3%

The following table summarizes the net investment income of the Master Trust for the year ended December 31, 2012:

INVESTMENT INCOME AND EXPENSES:
Net appreciation in fair value of Marsh & McLennan Companies common stock	$31,871,188
Dividends	10,026,178
Interest	14,309,747
Expenses	(595,650)
NET INVESTMENT INCOME	$55,611,463

NET INVESTMENT INCOME FROM MASTER TRUST – BY PLAN:
Marsh & McLennan Agency 401(k) Savings & Investment Plan	$391,203
Other Plans	$55,220,260

Marsh & McLennan Companies Stock Fund Valuations
The Marsh & McLennan Companies Stock Fund consists of Marsh & McLennan Companies common stock and short-term investment funds. The Marsh & McLennan Companies common stock is reported at fair value based on the closing market price at December 31, 2012 and 2011. The short-term investment fund is composed of high-grade money market instruments with short maturities that are reported at NAV as of the reporting date.

Stable Value Fund Valuations
The stable value fund (the "Fund") consists of guaranteed investment contracts ("GICs"), synthetic GICs, separate account GICs and short-term investment funds. The short-term investment funds primarily consist of high-grade money market instruments with short maturities that are reported at NAV as of the reporting date.

The investments in traditional GICs, synthetic GICs, and separate account GICs are part of the stable value fund managed by Invesco Advisers, Inc. in 2012 and Putnam

Investments in 2011. Investments in traditional GICs, synthetic GICs, and separate account GICs (collectively, the “Investment Contracts”) are valued at fair value and adjusted to contract value (contract value representing invested principal plus contractual interest earned thereon). The Investment Contracts are non-transferable, but provide for benefit responsive withdrawals by Plan participants at contract value. In determining Investment Contracts' fair value, factors considered include the benefit responsiveness of the Investment Contracts and, with respect to synthetic GICs and separate account GICs, the contingency provisions in the contract in the event of a default by the issuer of underlying securities.

Investment Contracts will normally be held to maturity and meet the fully benefit responsive requirements of the accounting guidance. The contract value of Investment Contracts will be adjusted to reflect any issuer defaults or other evidence of impairment of an Investment Contract should they occur.

Synthetic GICs consist of investment-grade fixed income securities (or units of commingled funds composed of such securities) owned by the Fund or, in the case of separate account GICs, owned by the insurance company. These underlying assets are “wrapped” by an insurance company, bank, or other financial institution (the “wrap provider”). With traditional GICs, the underlying assets are part of the general account of the issuing insurance company. The underlying securities of the synthetic GICs and separate account GICs are generally actively managed during the life of the contract.  Under specified circumstances, the Investment Contracts provide liquidity for benefit payments to the Fund for the benefit of Plan participants at contract value.

The Fund purchases wrapped contracts from insurance companies, banks, or other financial institutions. The wrapped contract amortizes the realized and unrealized gains and losses on the underlying fixed income investments, typically over the duration of the investments, through adjustments to the future interest crediting rate. The issuer of the wrapped contract provides assurance that the adjustments to the interest crediting rate do not result in a future interest crediting rate that is less than zero.  An interest crediting rate less than zero would result in a loss of principal or accrued interest. The crediting rate is calculated by a formula specified in each wrap agreement and is typically reset on a monthly or quarterly basis, depending on the contract.  The key factors that influence future crediting rates for wrapped contracts include:  the level of market interest rates, the amount and timing of participant contributions, transfers, and withdrawals into/out of the contract, the investment returns generated by the fixed income securities that back the wrapped contract, and the duration of the underlying investments backing the contract.

Because changes in market interest rates affect the yield to maturity and the market value of the underlying bonds, they can have a material impact on the contract's crediting rate. In addition, participant withdrawals and transfers from the Fund are paid at contract value but funded through the market value liquidation of the underlying investments, which also impacts the interest crediting rate. The resulting gains and losses in the market value of the underlying investments relative to the contract value are represented on the Fund's Statement of Assets and Liabilities as the “Adjustment from Fair Value to Contract Value”. If the Adjustment from Fair Value to Contract Value is positive for a given contract, this indicates that the contract value is greater than the market value of the underlying investments. The embedded market value losses will be amortized in the future through a lower crediting interest rate than would otherwise be the case. If the Adjustment from Fair Value to Contract Value figure is negative, this indicates that the contract value is less than the market value of the underlying investments. The amortization of the embedded market value gains will cause the future interest crediting rate to be higher than it otherwise would have been. All wrapped contracts provide for a minimum interest crediting rate of zero percent.

Wrap contracts help to protect the Fund's principal by smoothing the price fluctuations in the securities that they cover. Wrap contract issuers agree to maintain the book value (principal plus interest) of the Fund's fixed income securities and other instruments covered by the contract, up to specified amounts and subject to certain limitations. In addition, under certain adverse market conditions and if the conditions of the contract are satisfied, the wrap issuer may be required to make payments to the Fund if the Fund's assets are insufficient to satisfy participant-initiated redemptions at book value.

Events that would permit a contract issuer to terminate a contract upon short notice include the Plan's loss of its qualified status, uncured material breaches of responsibilities, or material and adverse changes to the provisions of the Plan. If one of these events were to occur, the contract issuer could terminate the contract at the market value of the underlying investments (or, in the case of a traditional GIC, at the hypothetical market value based upon a contractual formula).

The average yield of the Investment Contracts based on annualized earnings was approximately 1.4% for the year ended December 31, 2012. The crediting interest rate of the Fund based on interest rate credited to participants was approximately 1.8% and 3.7% at December 31, 2012 and 2011, respectively.

(4)	Fair Value Measurements

Guidance issued by the FASB related to Fair Value Measurements and Disclosures, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair values. The Plan classifies its investments into Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The Plan’s policy is to recognize significant transfers between levels at the beginning of the reporting period.

The following table sets forth, by level within the fair value hierarchy, a summary of the Plan’s other investments held outside the Master Trust measured at fair value at

December 31, 2012 and 2011.

	Assets Held Outside the Master Trust
	Fair Value Measurements at December 31, 2012
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total

Mutual funds:
Balanced/target retirement funds	$3,429,066	$ -	$ -	$3,429,066
Blend funds	697,121	-	-	697,121
Bond funds	4,914,995	-	-	4,914,995
Growth funds	11,054,523	-	-	11,054,523
International funds	4,362,077	-	-	4,362,077
Value funds	8,905,274	-	-	8,905,274
Total Mutual funds	33,363,056	-	-	33,363,056

Common collective trusts:
Balanced/target retirement funds	-	38,825,577	-	38,825,577
Blend funds	-	2,569,376	-	2,569,376
Bond funds	-	892,337	-	892,337
Total Common collective trusts	-	42,287,290	-	42,287,290
Total Other Investments	$33,363,056	$42,287,290	$ -	$75,650,346

	Assets Held Outside the Master Trust
	Fair Value Measurements at December 31, 2011
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total

Mutual funds:
Balanced/target retirement funds	$2,119,065	$ -	$ -	$2,119,065
Blend funds	489,487	-	-	489,487
Bond funds	3,209,008	-	-	3,209,008
Growth funds	7,161,669	-	-	7,161,669
International funds	2,933,734	-	-	2,933,734
Value funds	5,791,187	-	-	5,791,187
Total Mutual funds	21,704,150	-	-	21,704,150

Common collective trusts:
Balanced/target retirement funds	-	21,402,042	-	21,402,042
Blend funds	-	1,439,281	-	1,439,281
Bond funds	-	606,669	-	606,669
Total Common collective trusts	-	23,447,992	-	23,447,992
Total Other Investments	$21,704,150	$23,447,992	$ -	$45,152,142

Following is a description of the valuation methodologies used for assets measured at fair value.

•	Mutual funds: Valued at quoted market prices at year-end on the active market.

•	Common/collective trusts: Valued at NAV at year-end.

The following table sets forth, by level within the fair value hierarchy, a summary of the Master Trust’s investments measured at fair value at December 31, 2012 and 2011.

	Master Trust Assets
	Fair Value Measurements at December 31, 2012
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total

Marsh & McLennan Companies common stock	$366,600,411	$ -	$ -	$366,600,411
Short-term investment fund	34,122,599	-	-	34,122,599
Guaranteed investment contracts	-	170,258,453	-	170,258,453
Security backed investment contracts	-	441,331,622	-	441,331,622
Total Master Trust	$400,723,010	$611,590,075	$ -	$1,012,313,085

	Master Trust Assets
	Fair Value Measurements at December 31, 2011
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total

Marsh & McLennan Companies common stock	$360,555,366	$ -	$ -	$360,555,366
Short-term investment fund	124,303,950	-	-	124,303,950
Guaranteed investment contracts	-	218,199,652	-	218,199,652
Security backed investment contracts	-	325,404,559	-	325,404,559
Total Master Trust	$484,859,316	$543,604,211	$ -	$1,028,463,527

Following is a description of the valuation methodologies used for assets measured at fair value.

•	Common stock: Valued at the closing price reported on the active market where the securities are traded.

•	Short-term investment funds: High-grade money market instruments valued at NAV at year-end.

•	Guaranteed investment contracts: Valued at fair value based on discounted future cash flows using a yield curve interpolated from swap rates and adjusted for liquidity and credit quality.

•	Security backed investment contracts: Valued based on the market value of the underlying investments and the replacement cost of the wrap contract.

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.

We evaluate the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the years ended December 31, 2012 and 2011, there were no transfers between levels.

The following table provides additional information as of December 31, 2012 and 2011 for investments in certain entities that report a NAV per share (or its equivalent):

	Fair Value
	2012	2011	Unfunded Commitments	Redemption Frequency	Redemption Notice Period

Putnam S&P 500 stock index fund (a)	$2,569,376	$1,439,281	-	Daily	None
Target retirement funds (b)	38,825,577	21,402,042	-	Daily	None
Putnam Bond index fund (c)	892,337	606,669	-	Daily	None
	$42,287,290	$23,447,992

(a)
This category includes investments in U.S. equity securities and collective investment funds that seek to approximate the return of the S&P 500 Composite Stock Price Index. The fair value of the investment in this category has been estimated using the quoted market prices of the underlying securities.

(b)
This category includes investments in a mix of index funds designed to provide income for selected retirement years. The fair value of the investments in this category has been estimated using the quoted market prices of the underlying securities.

(c)
This category includes investments in U.S. government and agency securities, investment grade corporate and yankee bonds, and mortgage-backed and asset-backed securities. The fair value of the investments in this category has been estimated using the quoted market prices of the underlying securities.

There are no other redemption restrictions on these investments. In addition, the registered investment company funds in the Plan have no unfunded commitments and can be redeemed daily with no notice period.

(5)	Exempt Party in Interest Transactions

At December 31, 2012 and 2011, the Plan, through its interest in the Master Trust (see Note 3) was the beneficial owner of 86,784 and 56,138 shares of common stock of Marsh & McLennan Companies, Inc., the sponsoring employer. The fair value of the shares as of December 31, 2012 and 2011 was $2,991,455 and $1,775,089, respectively. The cost of these shares at December 31, 2012 and 2011 was $2,061,142 and $1,321,073, respectively. The Plan recorded dividend income of $63,402 for the year ended December 31, 2012 from shares of Marsh & McLennan Companies, Inc.

Certain administrative functions are performed by officers and employees of the Company (who may also be participants in the Plan) at no cost to the Plan. These transactions are not deemed prohibited party-in-interest transactions because they are covered by statutory and administrative exemptions from the IRC and ERISA’s rules on prohibited transactions.

(6)	Transfers from Other Plans

In 2012, certain employees transferred their balances between the Marsh & McLennan Companies 401(k) Savings & Investment Plan, sponsored by the Company and the Plan. The net amount transferred into the Plan and reported in the statement of changes in net assets available for benefits was $1,007,156 which included transfers into the Plan of $1,225,682 and transfers from the Plan of $218,526.

(7)	Investments

The following table presents the market values of investments (excluding the Master Trust, discussed above) that represent 5% or more of the Plan’s assets at the end of the plan-year:

	December 31, 2012	December 31, 2011

BlackRock LifePath Index 2030 Fund	$7,428,610	$3,506,526
BlackRock LifePath Index 2020 Fund	6,415,108	3,174,975
BlackRock LifePath Index 2035 Fund	5,999,089	3,210,927
BlackRock LifePath Index 2025 Fund	5,860,220	3,408,368
PIMCO Total Return Fund	4,914,995	3,209,008
BlackRock LifePath Index 2015 Fund	4,719,244	3,347,975
T. Rowe Price Mid Cap Growth Fund	4,269,853*	3,004,474

*Investment does not represent 5% or more of the Plan’s net assets available for benefits as of the year end being reported but is included for informational purposes.

The Plan’s investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated in value as follows:

Year Ended December 31, 2012

Mutual funds	$2,703,740
Common/collective trusts	3,466,560
$6,170,300

(8)	Federal Income Tax Status

The IRS has determined and informed the Company by a letter dated June 1, 2012 that the Plan is designed in accordance with applicable sections of the IRC. The Company and the Plan’s management believe that the Plan is currently being operated in compliance with the applicable requirements of the IRC and that the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes that all Plan years remain open to examination by the IRS.

The Plan filed an application with the IRS for a new determination letter on January 28, 2013.

(9)	Plan Termination

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, each participant would become 100% vested in his or her account.

(10)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 as of December 31, 2012 and 2011:

	2012	2011
Statements of net assets available for benefits:
Net assets available for benefits per the financial statements	$88,456,048	$55,306,070
Add/(less): Adjustment from contract value to fair value for fully benefit-responsive investment contracts	148,690	167,690

Net assets available for benefits per the Form 5500, at fair value	$88,604,738	$55,473,760

The following is a reconciliation of the increase in net assets available for benefits per the financial statements to Form 5500 for the year ended December 31, 2012:

Statement of changes in net assets available for benefits:
Increase in net assets per the financial statements	$32,142,822
Less: Net adjustment from contract value to fair value for fully benefit-responsive investment contracts	(19,000)

Net Income per Form 5500	$32,123,822

MARSH & McLENNAN AGENCY 401(k) SAVINGS & INVESTMENT PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2012

EIN #36-2668272
Plan #006

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	(e) Current Value

	PUTNAM S&P 500 INDEX FUND	Common/Collective Trust	$2,569,376
	PUTNAM BOND INDEX FUND	Common/Collective Trust	892,337
	BLACKROCK LIFEPATH INDEX 2015 FUND	Common/Collective Trust	4,719,244
	BLACKROCK LIFEPATH INDEX 2020 FUND	Common/Collective Trust	6,415,108
	BLACKROCK LIFEPATH INDEX 2025 FUND	Common/Collective Trust	5,860,220
	BLACKROCK LIFEPATH INDEX 2030 FUND	Common/Collective Trust	7,428,610
	BLACKROCK LIFEPATH INDEX 2035 FUND	Common/Collective Trust	5,999,089
	BLACKROCK LIFEPATH INDEX 2040 FUND	Common/Collective Trust	2,756,236
	BLACKROCK LIFEPATH INDEX 2045 FUND	Common/Collective Trust	2,873,174
	BLACKROCK LIFEPATH INDEX 2050 FUND	Common/Collective Trust	1,186,480
	BLACKROCK LIFEPATH INDEX 2055 FUND	Common/Collective Trust	112,986
	BLACKROCK LIFEPATH INDEX RETIREMENT FUND	Common/Collective Trust	1,474,430
	PUTNAM EQUITY INCOME FUND	Registered Investment Company	1,475,187
	PUTNAM MULTI CAP GROWTH FUND	Registered Investment Company	662,382
	J HANCOCK INTERNATIONAL CORE FUND	Registered Investment Company	770,895
	DODGE & COX STOCK FUND	Registered Investment Company	2,828,880
	GOLDMAN SACHS SMALL CAP FUND	Registered Investment Company	3,120,705
	PIMCO TOTAL RETURN FUND	Registered Investment Company	4,914,995
	T. ROWE PRICE MID CAP GROWTH FUND	Registered Investment Company	4,269,853
	VANGUARD SELECT FUND	Registered Investment Company	1,480,502
	CENTURY SMALL CAP SELECT FUND	Registered Investment Company	1,700,388
	AMERICAN EUROPACIFIC GROWTH FUND	Registered Investment Company	3,591,182
	T. ROWE PRICE BLUE CHIP GROWTH FUND	Registered Investment Company	4,421,900
	VICTORY INSTITUTIONAL DIVERSIFIED STOCK FUND	Registered Investment Company	697,121
	VANGUARD WELLINGTON FUND	Registered Investment Company	3,429,066
*	VARIOUS PARTICIPANTS	Participant Loans maturing through 2027 at interest rates from 4.25% to 10.5%.	3,045,694
			$78,696,040

Note: Cost information is not required for participant-directed investments and therefore is not included.

*Party-in-interest.

MARSH & McLENNAN AGENCY 401(k) SAVINGS & INVESTMENT PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4j
SUPPLEMENTAL SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 2012

Description of Asset	Acquisition Price	Disposition Price	Cost of Asset	Current Value of Asset on Transaction

Series of Transactions by Issue

BlackRock LifePath Index 2020
80 acquisition transactions	$3,118,316	—	$3,118,316	$3,118,316
35 disposition transactions	—	$293,826	$267,702	$293,826

BlackRock LifePath Index 2030
87 acquisition transactions	$3,747,884	—	$3,747,884	$3,747,884
48 disposition transactions	—	$407,731	$371,212	$407,731

BlackRock LifePath Index 2035
89 acquisition transactions	$2,647,116	—	$2,647,116	$2,647,116
43 disposition transactions	—	$403,583	$378,469	$403,583

Fixed Income Fund
168 acquisition transactions	$2,322,134	—	$2,322,134	$2,322,134
122 disposition transactions	—	$1,463,634	$1,401,678	$1,463,634